3-11-02



02007539

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

RECEIVED FEB 28 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charlotte & Bates Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Leroy Street
(No. and Street)

New York (City) NY (State) 10014-3905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. Greenough (212)727-0021 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Motechin & Maruffi CPAs, PC (attn: Benson Motechin)
(Name — *if individual, state last, first, middle name*)

516 Fifth Avenue, Suite 1500 (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Peter W. Greenough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charlotte & Bates Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Signature

President & General Securities Principal

Title

Notary Public

ANTHONY MAGRO
Notary Public, State of New York
No. 31-4716659
Qualified in New York County
Commission Expires Sept. 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOTECHIN & MARUFFI C.P.A.'S, P.C.
516 FIFTH AVENUE
SUITE 1500
NEW YORK, N.Y. 10036

TELEPHONE: (212) 921-4280
TELECOPIER: (212) 921-4575

CHARLOTTE & BATES INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

CHARLOTTE & BATES INC.
YEAR ENDED DECEMBER 31, 2001

CONTENTS

(See Independent Accountants' Audit Report)

	Page
Accountants' report	1
Financial Statements:	
Balance Sheet	2
Statement of Income	3
Operating Expenses	4
Statement of Cash Flows	5
Statement of Stockholder's Equity	6
Summary of Accounting Policies	7
Notes to Financial Statements	8
Computation of Net Capital	9
Internal Accounting Control	10 & 11

MOTECHIN & MARUFFI C.P.A.'S, P.C.
516 FIFTH AVENUE
SUITE 1500
NEW YORK, N.Y. 10036

TELEPHONE: (212) 921-4280
TELECOPIER: (212) 921-4575

INDEPENDENT AUDITORS' REPORT

Board of Directors
Charlotte & Bates Inc.
New York, New York

We have audited the accompanying balance sheet of Charlotte & Bates Inc. as of December 31, 2001 and the related statements of income and retained earnings for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charlotte & Bates Inc. as of December 31, 2001 and the results of their operations for the twelve months then ended in conformity with general accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole, of Charlotte & Bates Inc. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Motechin & Maruffi C.P.A's, P.C.
Motechin & Maruffi CPA's P.C.

New York, New York
February 14, 2002

CHARLOTTE & BATES INC.
BALANCE SHEET - DECEMBER 31, 2001

ASSETS

	December 31, 2001
Current Assets:	
Cash in Bank	$ 6,926
Investment in Securities	3,300
Total current assets	10,226
	$ 10,226

LIABILITIES AND OWNERS' EQUITY

Shareholder's equity:	
Common stock, no par; authorized 3000 shares; issued 10 shares	$ 48,250
Retained earnings	(38,024)
	$ 10,226

CHARLOTTE & BATES INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2001

	December 31, 2001
Net Revenues	$ 22,579
Operating expenses:	
General and Administrative	17,936
Income from Operations before income taxes	4,643
Income taxes	11,731
Net loss	(7,088)
Retained earnings, beginning	(30,936)
Retained earnings, ending	$ (38,024)

CHARLOTTE & BATES INC.
OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2001

	December 31, 2001
General and Administrative:	
Filing fees	$ 1,636
Professional fees	775
Office expense	490
Telephone	2,730
Consulting fees	8,700
Utilities	2,116
Travel	307
Insurance	759
Bank charges	26
Entertainment	397
	$17,936

CHARLOTTE & BATES INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

	December 31, 2001
Cash flows from operating activities:	
Net Income (Loss)	$ (7,088)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Increase in Capital	6,000
Net Cash Utilized by Operating Activities	(1,088)
Net Decrease in Cash	(1,088)
Cash Beginning of Year	8,014
Cash, End of Year	$ 6,926

CHARLOTTE & BATES INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings (Accumulated) (Deficit)	Total
Balance Dec. 31, 2000	$ 42,250	$ (30,936)	$ 11,314
Capital Contributions	6,000		6,000
Net Loss		(7,088)	(7,088)
BALANCE DEC. 31, 2001	$ 48,250	$ (38,024)	$ 10,226

CHARLOTTE & BATES INC.

SUMMARY OF ACCOUNTING POLICIES

PRINCIPAL BUSINESS ACTIVITY:

Charlotte & Bates Inc. (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The company was incorporated on January 22, 1990 under the laws of the State of Delaware. On April 19, 1990 the company's registration with the Securities and Exchange Commission as a broker-dealer became effective pursuant to Section 15(b) of the Securities Exchange Act of 1934. On April 8, 1992, the company became a member of the National Association of Securities Dealers.

INTANGIBLE ASSETS:

The company commenced doing business in May 1993. Amortization of organization costs is being provided for on a straight-line basis over a period of 60 months.

INCOME TAXES:

For income tax purposes, the company elected on March 9, 1990 to be taxed as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code.

NET CAPITAL REQUIREMENTS:

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the company had capital of $6,926 which was $1,926 in excess of the amount required. The company's net capital ratio (0:1) does not apply because the company has no liabilities or debt.

CHARLOTTE & BATES INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - RECONCILIATION

No material differences exist between the December 31, 2001 FOCUS II-A Report filed with the NASD and these audited statements.

CHARLOTTE & BATES INC.

COMPUTATION of NET CAPITAL UNDER RULE 15c3-1 of

the SECURITIES and EXCHANGE COMMISSION

As of December 31, 2001

NET CAPITAL	
Total ownership equity	$ 10,226
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	10,226
Net capital before haircuts on securities positions	10,226
Haircuts on securities positions	(3,300)
Net Capital	$ 6,926
AGGREGATE INDEBTEDNESS	
Items included in the statement of financial condition	
Accounts payable and accrued liabilities	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Ratio: Aggregated indebtedness to net capital	0:1

MOTECHIN & MARUFFI C.P.A.'S, P.C.
516 FIFTH AVENUE
SUITE 1500
NEW YORK, N.Y. 10036

TELEPHONE: (212) 921-4280
TELECOPIER: (212) 921-4575

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors

We have examined the financial statements of Charlotte & Bates Inc. for the year ended December 31, 2001, and have issued our report therein dated February 14, 2002. As part of our examination, we made a study and evaluation of the company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation was made for the limited purposes described in the first paragraph and would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Charlotte Bates Inc. as a whole. However, our study and evaluation disclosed no conditions that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for other purposes.

Motechin & Maruffi CPA's P.C.

Motechin & Maruffi C.P.A.'s, P.C.

New York, New York
February 14, 2002